Scott A. Samuels | 617 348 1798 | sasamuels@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

August 8, 2012

CONFIDENTIAL SUBMISSION

VIA SECURE ELECTRONIC MAIL SYSTEM

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler, Assistant Director

Confidential Submission
Pursuant to Title I, Section 106 under the
Jumpstart Our Business Startups Act and
Section 24(b)(2) of the Securities Exchange Act of 1934

Re:	Intercept Pharmaceuticals, Inc.

Confidential Draft Registration Statement on Form S-1 Submitted June 20, 2012

CIK No. 0001270073

Ladies and Gentlemen:

We are submitting this letter on behalf of Intercept Pharmaceuticals, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 17, 2012 (the “Comment Letter”) from Jeffrey P. Riedler, Assistant Director, to Mark Pruzanski, the Company’s President and Chief Executive Officer, relating to the above-referenced registration statement on Form S-1 of the Company initially submitted with the Commission on June 20, 2012 on a confidential basis pursuant to Title 1, Section 106 of the Jumpstart Our Business Startups Act. In conjunction with this letter, the Company is submitting on a confidential basis for review by the Staff Amendment No. 1 (“Amendment No. 1”) to such registration statement (as amended, the “Registration Statement”).

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | San Diego | London | San Francisco

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

We are providing by overnight delivery to Ms. Rose Zukin of the Staff five courtesy copies of this letter and Amendment No. 1 that have been marked to show changes from the initial filing of the Registration Statement on June 20, 2012.

Confidential Draft Registration Statement on Form S-1

1.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: As of the date of this response letter, the Company has not relied upon the procedures available to emerging growth companies under Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The Company will furnish any such material to the Staff in connection with future correspondence, if the Company relies upon such section to provide material to qualified institutional buyers or institutional accredited investors.

To date, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering. The Company will supplementally provide the Staff with any such research reports should any be published or distributed in reliance on Section 2(a)(3) of the Securities Act.

2.	Please note that our comments on your request for confidential treatment of exhibits to your draft registration statement will be provided under separate cover.

Response: The Company respectfully acknowledges that the Staff will provide separate comments to the Company’s confidential treatment request, which is being submitted under separate cover with Amendment No. 1.

3.	Please provide us supplemental copies of proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use.

Response: The Company respectfully submits that it does not anticipate using any graphic, visual or photographic information, other than such information already included in Amendment No. 1. The Company will supplementally provide the Staff with copies of any additional graphic, visual or photographic information used in the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

4.	Some of your disclosure includes scientific or statistical jargon or terms of art that may be unfamiliar to lay readers. Where appropriate, please expand your disclosure to include explanations of terminology so that it may be understood by average investors, in the first instance you use this terminology. Language in your filing that you should explain are:

•	The term “analog”;

•	The term “agonist”;

•	The phrase “second line treatment” when referring to your product candidates; The phrase “upper limit normal” when referring to the design of your Phase 3 POISE trial;

•	The phrase “bilirubin level” when referring to the design of your Phase 3 POISE trial; and

•	The abbreviation “SEM” within the chart illustrating the results of the open label long-term safety and efficacy extension study.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the prospectus contained in Amendment No. 1, other than the “Prospectus Summary” section, to define or add language that clarifies the terms noted above, except “bilirubin level,” which the Company believes is self explanatory. For example, the Company has made revisions on pages 17, 73, 74 and 75 of the prospectus contained in Amendment No. 1 and corresponding changes throughout the rest of the document other than the “Prospectus Summary” section. The Company believes that such additions to the “Prospectus Summary” section could be distracting to potential investors. The Company respectfully submits to the Staff that bilirubin level refers to the level of bilirubin, which is a biomarker of liver function, and the Company has clarified the disclosure in the “Business” section in response to this comment.

Prospectus Summary, page 1

5.	You state that you developed your product candidates using your expertise in bile acid chemistry. Please revise your disclosure to indicate whether the expertise and technology that serve as the basis for your product candidates was developed in-house or by parties affiliated with the Company. To the extent the technology underlying your product candidates was developed by affiliates of the Company, you should identify the affiliated party, any intellectual property transferred, and the terms of its transfer to the company. To the extent that you provide further disclosure in the Prospectus Summary, please expand your Business Section to include this information if it is not already disclosed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4 and 75 of the prospectus contained in Amendment No. 1.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

The Company also supplementally advises the Staff that the technology was transferred to the Company pursuant to agreements with Professor Pellicciari and the University of Perugia that were continuously renewed and, at times, amended. These agreements, as currently in effect, are summarized in the Registration Statement under the caption “Business—Strategic Collaborations and Research Agreements” and have been included as exhibits to the Registration Statement.

6.	We note your statement on page 2 that “[a]lthough ursodiol is the standard of care, studies have shown that up to 50% of PBC patients fail to respond adequately to treatment.” Please explain what it means to “respond adequately” to treatment.

In addition, please revise your disclosure to describe the specific data that led you to conclude that ursodiol has “limited efficacy” and identify the “potential patient compliance concerns” in relation to the use of ursodiol. To the extent, that there is existing controversy remains in the scientific community as to the efficacy of ursodiol for PBC, you should amend your disclosure to note this and to discuss any potential ramifications, particularly how these uncertainties cast doubt upon the viability of OCA as an alternative to ursodiol. As appropriate, you should amend your disclosure in the Prospectus Summary, Risk Factor section, and wherever else you discuss the efficacy of ursodiol.

Response: The Company respectfully submits that an adequate response to treatment for patients afflicted with primary biliary cirrhosis (“PBC”) would result in reductions in alkaline phosphatase (“ALP”) and bilirubin, if abnormal, to levels that correlate clinically with a significantly lower risk of disease progression resulting in the need for liver transplant or death. The Company has revised its disclosure on pages 2 and 73 of the prospectus contained in Amendment No. 1 in response to the Staff’s comment. In addition, the Company supplementally advises the Staff as follows and has revised the disclosure in Amendment No. 1 as noted below:

The relevance of ALP and bilirubin levels to monitoring PBC disease progression reflects a wide consensus among treating physicians about the strong correlation of biochemical therapeutic response with the risk of longer term adverse clinical outcomes. More specifically, there have been numerous published studies demonstrating that patients taking ursodiol therapy whose ALP level is reduced after one year of treatment to below certain defined thresholds (e.g., 1.67 or 1.5 times upper limit normal (“ULN”) for ALP), with bilirubin within normal limits, have a significantly lower risk of requiring a liver transplant or dying as compared to patients who remain above these threshold values. While there have been different defined threshold values studied of ALP in particular, the literature supports the claim that “lower is better” with good clinical outcomes demonstrated in patients achieving ALP levels below 1.67 times ULN down to levels that are within normal limits.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

Using the above criteria for determining whether patients on ursodiol treatment have responded adequately to treatment, studies have shown that up to 50% of patients using ursodiol do not have an adequate treatment response. See, for example, Momah, et al, Optimizing biochemical markers as endpoints for clinical trials in primary biliary cirrhosis (2012), citing that 57% of patients in one study would qualify for second line treatment, and Corpechot, et al, Early primary biliary cirrhosis: Biochemical response to treatment and prediction of long-term outcome (2011), finding that 52% of study patients would qualify for second line treatment. Furthermore, based on the Company’s interactions with key opinion leaders in PBC, the Company believes that the key opinion leaders generally support the view that up to 50% of patients using ursodiol fail to have an adequate response to treatment. It is this inadequate response to ursodiol therapy that underscores its limited efficacy in a significant number of patients receiving treatment. The Company respectfully submits to the Staff that it has revised its disclosure on pages 2 and 73 of the prospectus contained in Amendment No. 1 to state that “limited efficacy” relates to “ursodiol’s limited efficacy in up to 50% of PBC patients.”

While the published data show that ursodiol is generally well-tolerated by a majority of PBC patients, many treating physicians report that a segment of their patients find the large daily doses of drug required (typically 1 gram or more taken in divided doses) to be inconvenient. Some patients also experience side effects such as abdominal discomfort and diarrhea, weight gain and hair loss. These issues underlie potential patient compliance concerns with ursodiol therapy. The Company respectfully submits to the Staff that it had stated that it believes the large daily dose to pose a compliance issue with some patients on page 72 of the prospectus contained in the Registration Statement (page 77 of the prospectus contained in Amendment No. 1). The Company has added the same sentence to pages 2 and 73 of the prospectus contained in Amendment No. 1 in response to the Staff’s comment.

Finally, although it is clear that some PBC patients respond better than others to ursodiol therapy and up to 50% of patients may benefit from additional or alternative therapy, the Company believes that there is no existing controversy amongst PBC experts and treating physicians concerning the efficacy of ursodiol therapy in patients with a good response or the desirability of a second line treatment for patients who do not respond adequately to ursodiol.

Risk Factors, page 10

“We will require substantial additional funding, which may not be available . . .,” page 10

7.	Please expand this risk factor to quantify your current working capital and your existing cash and cash equivalents.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 10 of the prospectus contained in Amendment No. 1.

“Delays in the commencement, enrollment and completion of clinical trials . . .,” page 15

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

8.	To the extent that you have encountered any material delays with your clinical trials, or have been forced to suspend or terminate one or more trials, please revise to describe such events.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 16 of the prospectus contained in Amendment No. 1.

“Even if approved, our product candidates may not achieve broad market acceptance. . .,” page 21

9.	Please expand your risk factor to explain why OCA will have a much higher planned cost than ursodiol.

Response: In response to the Staff’s comment, the Company respectfully submits that it had intended to convey that the price (as opposed to the cost) of OCA, as a novel therapy, is anticipated to be much higher than the price of ursodiol, which is a generic drug. The Company has revised its disclosure on page 21 of the prospectus contained in Amendment No. 1 to reflect that it is referring to the price of OCA as compared to the price of generically available ursodiol.

“We depend on third-party contractors for a substantial portion . . .,” page 26

10.	To the extent that you have experienced any problems with your contractors such as those described in this risk factor, please revise to describe those problems.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 26 of the prospectus contained in Amendment No. 1.

“We may not be able to manage our business effectively if we are unable . . .,” page 27

11.	If you have previously experienced difficulty attracting and retaining qualified scientific and technical personnel, please so disclose.

Response: The Company respectfully submits to the Staff that it has not experienced any specific instances of difficulty attracting and retaining qualified scientific and technical personnel.

12.	Please expand this risk factor to identify the other key employees and consultants upon which you are dependent.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 28 of the prospectus contained in Amendment No. 1.

“We may be subject to claims that our employees have wrongfully used . . .,” page 33

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

13.	To the extent that you have experienced any problems with your employees such as those described in this risk factor, please revise to describe those problems.

Response: The Company respectfully submits that it has not received claims that its employees are wrongfully using or disclosing alleged trade secrets of former employers.

“We have a significant stockholder, which will limit your ability to influence . . .,” page 35

14.	Please expand this risk factor to identify Dr. Tallarigo and Mr. Fundaro as the two directors that are nominated by Genextra and disclose the current positions they hold as officers of Genextra.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 36 of the prospectus contained in Amendment No. 1.

“We have broad discretion in the use of net proceeds from this offering . . .,” page 36

15.	We note your cross-reference to the Use of Proceeds section. Please expand this risk factor to describe the manner in which you intend to use the net proceeds from this offering. The Risk Factors section should contain all material information related to the risks of your offering and business; accordingly, cross-references to other sections of your prospectus are not appropriate.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 36 of the prospectus contained in Amendment No. 1.

“We are an ‘emerging growth company’ and will be able to avail ourselves . . .,” page 37

16.	We note your statement that you qualify as an “emerging growth company” as defined in the Jumpstart Our Businesses Act. In this risk factor, you indicate that you could cease to be an “emerging growth company” if the market value of your common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year before the end of the prescribed 5-year period. Please revise and expand this risk factor to disclose that you could remain an emerging growth company until the earliest of:

•	The last day of the fiscal year in which you have total annual gross revenues of $1 billion or more;

•	The last day of your fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement;

•	The date on which you have issued more than $1 billion in nonconvertible debt during the previous three years; or

•	The date on which you are deemed to be a large accelerated filer.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 28 to 29 and 37 of the prospectus contained in Amendment No. 1.

Dilution, page 46

17.	Please revise your dilution computation and disclosure to include the impact of the reclassification of warrants with registration rights to liabilities in your pro forma net tangible book value (deficit) per share to be consistent with your capitalization presentation.

Response: In response to the Staff’s comment, the Company has revised its disclosure, as updated for the June 30, 2012 period, on page 48 of the prospectus contained in Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Critical Accounting Policies and Estimates, page 54

Valuation of Stock-Based Compensation and Warrant Liability, page 55

18.	In order for us to better understand your fair value estimates of your common stock reflected in your financial statements, please provide the following information for June, 30, 2011, October 13, 2011, December 15, 2011, December 31, 2011, March 31, 2011 (recent warrant liability remeasurement dates and share-based payment issuance dates):

•	Description of the method used to estimate fair value;

•	Description and quantification of the significant assumptions; and

•	Factors contributing to the change, or lack thereof, from the prior valuation.

Please update your response to include any subsequent issuance of share-based payments through the effectiveness of your registration statement.

Response: The Company respectfully submits the following response to the Staff:

For June 30, 2011, October 31, 2011, December 15, 2011, December 31, 2011 and June 30, 2012 (which has been updated from March 31, 2012 in the initial Registration Statement), the Company estimated the fair value of its common stock by utilizing a probability-weighted expected return method (“PWERM”) approach as described on pages 58 through 63 of the prospectus contained in Amendment No.1. The quantification of each of the significant assumptions described in these pages is complex as the assumptions are interrelated and a change in one assumption could lead to changes in many other assumptions.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

One assumption of the PWERM analysis that is readily quantifiable is the discount rate. Without changing any other assumption, a change in the discount rate utilized within the PWERM analysis as of June 30, 2012 from 25% to 30% would change the estimated fair value of the common stock from $1.55 to $1.00 per share. Such a change in the discount rate on each of the other reference dates would have resulted in a similar change to the estimated fair value. For each of the referenced dates, as well as for the purposes of the valuation performed by an independent consultant in March 2010, the Company has used a 25% discount rate based on the Company’s stage of development as of such dates. The Company determined the discount rate based on studies of discount rates relating to venture capital investments in private companies. While each exit event in isolation may have a higher risk profile, the consideration of multiple events, including liquidation/dissolution, balances out some of the event-specific risk. Despite such normalization, the timing and pricing of exit events remain subject to a significant amount of risk; therefore, the Company believes that it was reasonable to maintain a discount rate of 25%.

Variables other than the discount rate are more interactive such that a change in one assumption would lead to a change in various other assumptions. For example, a change in the anticipated sales price of the Company’s product candidate would affect other assumptions such as the estimated number of target patients (a higher price would decrease the pool of potential patients), cost of sales due to the change in sales levels (if the number of target patients decreases, more sales and marketing would be needed to sell products) and working capital requirements related to these changes. Therefore, the Company believes that it would be impracticable to provide a quantification of all such assumptions and that further detailed disclosure would not be informative and potentially confusing to investors.

In March 2011, the Company entered into a collaboration agreement with Dainippon Sumitomo Pharma Co. Ltd. (“DSP”) for certain rights to OCA in Japan and China. Since the Company had previously incorporated in the PWERM analysis the potential for such a collaboration, for the quarter ended March 31, 2011 and for each subsequent quarter thereafter, the Company only needed to revise the previous PWERM estimates to reflect the terms of the actual agreement. Similarly, in August 2011, the Company entered into a research collaboration with Les Laboratories Servier and Institut De Recherches Servier (collectively, “Servier”). For each subsequent quarter thereafter, the Company revised the previous PWERM estimates to reflect the terms of the actual agreement. In addition, at each period noted above, the Company also incorporated the then current financial market conditions into the consideration of probabilities and values achievable for various financing alternatives as the Company has continued to need funding as noted in the risk factor appearing on pages 10 through 12 of the prospectus contained in Amendment No. 1.

For the periods from June 30, 2011 to October 13, 2011; October 13, 2011 to December 15, 2011; December 15, 2011 to December 31, 2011; and December 31, 2011 to June 30, 2012, there were numerous changes in the Company’s underlying business and, therefore, in the assumptions utilized in the PWERM analysis, including the transactions with DSP and Servier noted above. However, taken together, there was no resulting material change in the Company’s estimate of the fair value of its common stock.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

The absence of any such change is due to the fact that while, on the one hand, the Company (a) was progressing its OCA development program, including the planning of its Phase 3 program for OCA as a treatment for PBC and the initiation of the POISE trial, and (b) entered into the collaborations described above, which would have the effect of increasing the estimated fair value of the Company’s common stock, on the other hand, (i) the Company did not receive clarity from the FDA regarding whether the POISE trial would be sufficient and appropriate for accelerated approval of OCA, and the Company also determined that it would be required to conduct a larger and more expensive confirmatory clinical outcomes trial than had been contemplated; (ii) European market conditions continued to steadily decline with an increased risk of downward product pricing and reimbursement pressure across various European countries; and (iii) dynamics in the U.S. market for financing and partnering deteriorated for private development stage biopharmaceutical companies such as the Company, all of which had the effect of decreasing the estimated fair value of the Company’s common stock. The Company believes that these factors generally offset each other, resulting in a steady estimate of the fair value of the common stock in the absence of an arm’s-length transaction indicating otherwise during the entire period. The Company has revised its disclosure on page 61 of the prospectus contained in Amendment No. 1 to include the above discussion relating to the factors that contributed to the lack of material change in the estimated fair value of the Company’s common stock during the periods referenced above.

Furthermore, the Company has revised its disclosure on pages 62 and 63 of the prospectus contained in Amendment No. 1 to include a discussion about options issued on July 31, 2012.

19.	Please revise your disclosure surrounding the second table on page 56 to clarify the date when the intrinsic value that will be presented is determined and how it is determined. To the extent that you intend to disclose that there is no intrinsic value for each grant identified because the exercise price equals the fair value on that date, please ensure that your table reflects zero value. In addition, please disclose the aggregate intrinsic value for your vested and unvested options outstanding at the most recent balance sheet date as well as for your currently outstanding options based on the mid-point of your offering price range.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 59 of the prospectus contained in Amendment No. 1 to indicate that there is no intrinsic value for each grant identified because the grants were made at an exercise price that equals the fair market value of the Company’s common stock on such dates.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

In response to the Staff’s comment, the Company has also added disclosure on page 59 of the prospectus contained in Amendment No. 1 to provide the aggregate intrinsic value for the vested and unvested options outstanding as of June 30, 2012. The Company will supplement its disclosure in a subsequent amendment to the Registration Statement based on the mid-point of the offering price range, once such price range is available to be included in the preliminary prospectus. The Company also informs the Staff that it anticipates supplementally advising the Staff of the indicative price range at a future date in order to facilitate the Staff’s review.

20.	Once you have determined the proposed price range, please expand your disclosure to include each significant factor contributing to the difference between the fair value as of the date of your most recent equity award and the estimated mid-point of your offering range.

Response: The Company will include additional disclosure following the stock-based compensation discussion currently ending on page 63 of the prospectus contained in Amendment No. 1 in a subsequent amendment to the Registration Statement once a price range is available to be included in the preliminary prospectus. The Company also informs the Staff that it anticipates supplementally advising the Staff of the indicative price range at a future date, and will include its proposed disclosure relating to this comment in the amendment or confidential submission.

21.	Please note that we are deferring the evaluation of common stock related compensation expenses until you specify the estimated offering price.

Response: The Company acknowledges the Staff’s comment. The Company will include the indicative price range in a subsequent amendment to the Company’s registration statement, once such price range is available to be included in the preliminary prospectus. The Company also informs the Staff that it anticipates supplementally advising the Staff of the indicative price range at a future date in order to facilitate the Staff’s review.

Valuation of Stock-Based Compensation and Warrant Liability, page 55

Stock Option Grants on October 13, 2011 and December 15, 2011, page 58

22.	Please elaborate on the causes for the lack of change in your common stock fair value during this period. In this regard, please describe how the following factors you list here changed from your previous fair value estimates and how they offset:

•	The regulatory status of your programs;

•	The general market conditions for private company financings for development stage companies;

•	The impact of your collaboration agreements; and,

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

•	The regulatory uncertainty around your development program for OCA.

Response: The Company respectfully refers the Staff to its response to Comment 18, in which the Company has described the interplay between the various factors during the periods covered in its response.

23.	Your statement that “no significant event or other circumstances... occurred that would indicate a change... in the fair value of [y]our common stock” appears to contradict the countervailing factors listed in the first paragraph of this section. Please revise your discussion to remove this apparent inconsistency.

Response: The Company respectfully submits to the Staff that the disclosure in question relates solely to the period between September 30, 2011 and December 15, 2011. The Company has revised its disclosure on page 62 of the prospectus contained in Amendment No. 1 to indicate the specific period under consideration as there were no further material updates to the clinical or regulatory status of the Company’s programs or the general market conditions for financings for private development stage biopharmaceutical companies during this period.

Liquidity and Capital Resources, page 62

Contractual Obligations and Commitments, page 65

24.	Please revise your contractual obligation table or accompanying disclosures to include the following:

•	Your milestone obligations, including those for NIDDK, that have not been achieved as of December 31, 2011. If you are not able to estimate the timing of the payments, disclose that fact and the types of events that would trigger the payment obligations;

•	Development obligations with respect to DSP and Servier license and collaborations. In addition, provide a discussion of these obligations;

•	All financial obligations you may have as a result of the significant agreements described under Note 3 to the Financial Statements on page F-13; and

•	Estimated operating expenses of facility leases, such as tax and building costs.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 70 and 71 of the prospectus contained in Amendment No. 1 as applicable. The Company also supplementally advises the Staff of the following:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

•	The Company respectfully submits that disclosure below the contractual obligations table on page 66 of the prospectus contained in the Registration Statement (or page 70 of Amendment No. 1) includes a description of the milestone obligations that could have been payable to the NIDDK subsequent to December 31, 2011. Such amounts are not reflected in the contractual obligations table because, as of December 31, 2011, the Company was not able to estimate the timing or likelihood of the NIDDK achieving the milestones. As the milestones have since been achieved, the Company has also added disclosure in Amendment No. 1 that, as of June 30, 2012, it had recorded expenses totaling $2.0 million relating to these milestones.

•	The Company has supplemented its disclosure relating to the DSP and Servier license and collaborations. The Company also respectfully submits to the Staff that, as previously disclosed on page 66 of the prospectus contained in the Registration Statement (or pages 70 and 71 of Amendment No. 1), such amounts were not quantifiable as of December 31, 2011 or such amounts were reimbursable from the contract counterparty to the Company and so were not obligations of the Company.

•	The Company respectfully submits to the Staff that the known and quantifiable amounts due as of December 31, 2011 under the sponsored research agreement with the University of Perugia and Professor Roberto Pellicciari, both consulting agreements with Professor Pellicciari and the research and development agreement with TES Pharma Srl (“TES”) were reflected in the contractual obligations table. However, the Company respectfully informs the Staff that all the commitments as of December 31, 2011 under its consulting agreement with Professor Pellicciari and the TES agreement, in each case, for the compounds related to the Servier agreement were covered by the reimbursement provisions under the Servier agreement.

•	The Company respectfully submits that the estimated operating expenses related to facility leases other than the operating lease monthly payments such as tax and building costs totaled less than $20,000 annually. These amounts have been excluded from the table because such amounts were not definitive as of December 31, 2011 and were immaterial.

Business, page 68

Our Lead Candidate: Obeticholic Acid, or OCA, for PBC, page 71

25.	If Investigational New Drug applications have been submitted to the FDA for any indication of OCA, please so disclose, identify the individual or entity that filed each of the INDs, and indicate when each application was filed.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 78 and 83 of the prospectus contained in Amendment No. 1.

Potential Use of OCA to Treat Bile Acid Diarrhea, page 79

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

26.	You disclose that the Imperial College of London is acting as the sponsor of the OBADIAH trial. Please disclose whether you have any agreement with the Imperial College of London concerning the development of OCA for this indication. If you do, please expand your disclosure to discuss the material terms of this agreement, including the obligations of each party, the payment provisions, and the term and termination provisions. In addition, please file this agreement as an exhibit to your Form S-1 pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully submits to the Staff that the only agreements that it has with the Imperial College of London for the OBADIAH trial relate to the transfer of OCA drug material to be used in the trial and the exchange of safety information about adverse events and other significant data to the Company. These agreements do not have any provisions for research or collaboration relating to OCA. The Company respectfully submits that it views its agreements with the Imperial College to be in the ordinary course and not to be material to the Company.

Strategic Collaborations and Research Arrangements, page 80

Dainippon Sumitomo Pharma, page 80

27.	Please revise your disclosure to disclose the specific tiered double digit percentage royalties that you will have to pay to DSP based on net sales of OCA products.

Response: The Company is requesting confidential treatment for the specific royalties rates in this agreement because, as further discussed in the Company’s confidential treatment application, this information is commercial or financial information which, if disclosed, could lead to competitive harm to both the Company and DSP. However, in response to the Staff’s comment, the Company has revised its disclosure on page 86 of Amendment No. 1 to indicate that the royalties are “tiered low- to mid-double digit percentage royalties.”

Intellectual Property, page 86

28.	If you have material patents granted in any foreign jurisdictions, please expand your disclosure to name these jurisdictions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 92 and 93 of the prospectus contained in Amendment No. 1.

Limitation of Directors’ and Officers’ Liability and Indemnification

29.	Please add a risk factor that addresses the risk to your business and financial condition of the provisions in your restated certificate of incorporation and restated by-laws that limit the liability of your directors, and require you to indemnify your directors and officers to the fullest extent permitted under Delaware law.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 39 and 40 of the prospectus contained in Amendment No. 1 to add a risk factor relating to the indemnification obligations anticipated to be included in its restated certificate of incorporation and restated bylaws to be adopted upon the completion of the offering and the indemnification agreements with its directors and officers.

Executive and Director Compensation, page 104

Narrative to Summary Compensation Table, page 104

30.	You indicate that Drs. Pruzanski, Shapiro, and Ms. Duncan are eligible to receive certain payments if the officer is terminated “without cause” or resigns for “good reason.” Please briefly describe what constitutes “without cause” and “good reason” for purposes of payment.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 110 to 113 of the prospectus contained in Amendment No. 1.

Principal Stockholders, page 115

31.	Please disclose the identity of the individual(s) with voting and dispositive power over the shares held by beneficial owner Visium Balanced Offshore Fund, Ltd.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 122 of the prospectus contained in Amendment No. 1.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

32.	Please obtain an auditor’s report that covers the period from inception through December 31, 2011. Otherwise, please tell us why you cannot have your period from inception through December 31, 2007 audited and formally request a waiver from audit from the Division of Corporation Finance’s Office of the Chief Accountant. Please see instructions for requesting such a waiver at www.sec.gov/divisions/corpfin/cfconcise.shtml.

Response: The Company has commenced the process of having its prior independent audit firm prepare an audit report for the period from inception through December 31, 2007 and will include the audit report and corresponding consent in an amendment to the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

C. Unaudited Pro Forma Information, page F-8

33.	You indicate that you anticipate that all of your preferred stock outstanding will convert into shares of common stock upon the completion of your offering. Please explain to us why it is appropriate to reflect the conversion of these preferred shares throughout your filing absent automatic conversion or an agreement by the holders to convert.

Response: In response to the Staff’s comment, the Company has revised the sentence on page F-8 of the prospectus contained in Amendment No. 1 to state that all shares of preferred stock will be converted to common stock upon the completion of the offering. In addition, the Company supplementally advises the Staff as follows:

Under the Company’s Restated Certificate of Incorporation to be in effect after giving effect to the recent issuance of Series C preferred stock, all outstanding shares of the Company’s preferred stock will be mandatorily and automatically converted into shares of the Company’s common stock upon either (i) the closing of an underwritten public offering of shares of common stock at a price of at least $2.25 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock) pursuant to an effective registration statement under the Securities Act, resulting in at least $40,000,000 of gross proceeds, before underwriting discounts and commissions and expenses, to the Company or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of outstanding shares of preferred stock representing at least 80% of the total number of shares of common stock into which the outstanding shares of preferred stock could be converted. As such, the conversion of the preferred stock into common stock upon completion of the offering will occur either through the satisfaction of pre-determined conditions or the consent of the requisite holders of the preferred stock.

The Company respectfully submits to the Staff that by the time at which the Registration Statement is declared effective and the offering is priced, it will have been determined that all outstanding shares of preferred stock will be converted into shares of common stock upon the closing of the offering, either through the satisfaction of the conditions set forth in the Company’s Restated Certificate of Incorporation or through the receipt of the consent of the requisite holders of preferred stock, since the offering would not be able to proceed without such assurances. As such, the Company believes that it is appropriate to present the conversion of all shares of preferred stock to shares of common stock in the Registration Statement, as is customary in initial public offerings.

E. Principles of Consolidation, page F-8

34.	Please expand your disclosure to describe how you plan to liquidate Intercept Italia S.R.L. Clarify whether it qualifies as a discontinued operation under ASC 205-20 or held-for-sale classification under ASC 360-10-45-9.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

Response: The Company respectfully informs the Staff that it has considered the requirements of ASC 205-20 and ASC 360-10-45-9 in conjunction with our liquidation of our Italian subsidiary.  The Company approved the shutdown of operations in Italy in the second quarter of 2011 and sold a majority of those assets during the third quarter of 2011.  As the Company was not a public company at the time, a balance sheet was not prepared at the end of the second quarter of 2011 and, therefore, held-for-sale presentation was not an issue. The net book value of assets which were transferred to the buyer, which primarily included furniture and fixtures in the Company’s leased facility, was approximately $200,000 as of June 30, 2011.  The remaining asset on the Company’s balance sheet at December 31, 2011 related to the Company’s capital lease for research and development equipment which had a net book value of approximately $115,000 and a related capital lease liability of $75,000, each as of December 31, 2011.  Based on these amounts, the Company concluded that the remaining assets and liabilities were not material to the December 31, 2011 financial statements.

The Company also considered whether the liquidation constituted a discontinued operation. Intercept Italia S.R.L. previously performed certain research activities for the Company. While the Company had decided to liquidate the subsidiary, the research operations previously performed through Intercept Italia S.R.L., including the Company’s TGR5-related research activities under the Servier agreement as disclosed on pages 54 and F-7 of the prospectus contained in Amendment No. 1, continued to be performed by third parties and these activities continued to result in significant continuing direct cash outflows to the Company. Due to these continuing activities and the continuing direct cash outflows, the Company determined that the subsidiary did not qualify for discontinued operations presentation.

The Company also respectfully submits to the Staff that it does not intend to formally liquidate Intercept Italia S.R.L. for some time because it acts as the Company’s legal representative for Phase 3 clinical trials in the European Union to satisfy European Union regulatory requirements. The Company has supplemented its disclosure on pages 54, F-7 and F-8 of the prospectus contained in Amendment No. 1 to include a statement to this effect.

3. Significant Agreements

Dainippon Sumitomo Pharma Co, Ltd. (DSP), page F-11

35.	Please provide the following disclosures as required under ASC 605-28-50-2:

•	A description of each milestone and related contingent consideration;

•	A determination of whether each milestone is considered substantive;

•	The factors that you considered in determining whether the milestone or milestones are substantive; and,

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

•	The amount of consideration recognized during the period for the milestone or milestones.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has submitted an application for confidential treatment in conjunction with Amendment No. 1 in which it is seeking to redact from the DSP agreement the specific fee amounts payable by DSP to the Company, including the breakdown of milestone payments. Therefore, the Company has only included a general description of the milestones and included the aggregate amount of milestone payments.

Given the significant uncertainty surrounding each milestone and the length of time before they are anticipated to be achieved, the Company believes that its disclosure is preferable to listing the numerous individual milestones.

The milestone payments represent substantive steps in the development and approval process. DSP will pay the Company when the various targets have been achieved. Substantial risk exists as to whether the Company will ever achieve such milestones due to the fact that it is inherently difficult for pharmaceutical companies to research, develop and commercialize compounds used in the treatment of diseases and conditions. The milestones are independent of one another and are not subject to any offsets, credits, reductions or repayments which provide persuasive evidence that the amounts, when received, should not be deferred, but rather recognized as revenue when earned. These amounts will be treated as revenue, when and if received. The Company has not achieved any of the milestones listed in the agreement as of June 30, 2012 and has not recognized any revenue related to such milestones.

In response to the Staff’s comment, the Company has revised its disclosure on page F-12 of the prospectus contained in Amendment No. 1 to reflect the amount of consideration recognized under the DSP agreement during the period for milestones.

Les Laboratories Servier and Institut de Recherches Servier (Servier), page F-12

36.	Please revise your disclosure to disclose the following information:

•	Duration of the agreement;

•	The information required under ASC 605-28-50-2 consistent with the preceding comment;

•	The percentage of the development costs incurred by Servier you will reimburse when you enter into a partnership agreement or commence development or commercialization activities in the U. S.;

•	Development costs incurred by Servier as of the reporting dates that are subject to reimbursement;

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

•	Whether 100% of the costs incurred for the Pellicciari and TES agreements are reimbursable by Servier; and

•	If the Pellicciari and TES agreements extend beyond the duration of this agreement, whether the costs incurred beyond the duration of this agreement are reimbursable.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has submitted an application for confidential treatment in conjunction with Amendment No. 1 in which it is seeking to redact from the Servier agreement the specific fee amounts payable by Servier to the Company, should Servier select one or more compounds for preclinical or clinical development. Therefore, the Company alternatively disclosed throughout the Registration Statement the milestone payments based on only the aggregate amounts.

Given the significant uncertainty surrounding each milestone and the length of time before they are anticipated to be achieved, the Company believes that its disclosure is preferable to listing the numerous individual milestones.

The milestone payments represent substantive steps in the development and approval process. Servier will pay the Company when and if the various targets have been achieved. Substantial risk exists as to whether the Company will ever achieve such milestones due to the fact that it is inherently difficult for pharmaceutical companies to research, develop and commercialize compounds used in the treatment of diseases and conditions. The milestones are independent of one another and are not subject to any offsets, credits, reductions or repayments which provide persuasive evidence that the amounts, when received, should not be deferred, but rather recognized as revenue when earned. These amounts will be treated as revenue, when and if received. The Company has not achieved any of the milestones listed in the agreement as of June 30, 2012 and has not recognized any revenue related to such milestones.

Other than in respect of providing a breakdown of each milestone payment, the Company has revised its disclosure on pages F-12 and F-13 of the prospectus contained in Amendment No. 1 in response to the Staff’s comments. The Company also supplementally advises the Staff of the following:

•	The confidential treatment request relating to the Servier agreement covers the specific percentages relating to the reimbursement to be paid by the Company to Servier upon the Company entering into partnership arrangements or commencing commercialization in the United States. The Company, however, has specified that these reimbursements are in the range of mid-double digit percentages of the development costs.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

•	During the year ended December 31, 2011 and the six months ended June 30, 2012, the Company has not had to reimburse any of the development costs incurred by Servier because (i) no compounds have been selected under the agreement for preclinical or clinical development and (ii) even if one or more compounds are selected for development, such costs are only reimbursable if the Company enters into a partnership agreement or commences development or commercialization activities in the United States. Neither of these events has occurred as of June 30, 2012.

•	The confidential treatment request relating to the Servier agreement covers the specific maximum amount reimbursable to the Company for the research program. The Company, however, respectfully submits to the Staff that all amounts incurred for research under the Servier agreement during the year ended December 31, 2011 and the six months ended June 30, 2012, including the amounts incurred under the related Pellicciari consulting agreement and the TES agreement, were covered under the Servier reimbursement. The Company also informs the Staff that the term of the research program was recently extended until January 31, 2013 on substantially the same terms as those contained in the original Servier agreement, and the Registration Statement has been revised to disclose this extension. The Company anticipates that the research costs incurred during the extension period will be fully reimbursed under the terms of the Servier agreement.

•	The Company respectfully submits to the Staff that the terms of the related Pellicciari consulting agreement and the TES agreement ended on July 31, 2012, which is the end of the original term of the research program under the Servier agreement. However, each of these agreements was extended until January 31, 2013 on substantially the same terms in conjunction with the extension of the research program under the Servier agreement, and the Registration Statement has been revised to disclose these extensions.

Consulting Agreements with Professor Pellicciari, page F-13

37.	Please revise your disclosure to disclose the following information:

•	Your 2012 payment obligations for the OCA, INT-767 and INT-777 product candidates agreement extended through 2012; and

•	A description of the results of the research collaboration that will trigger the performance bonus.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-13 and F-14 of the prospectus contained in Amendment No. 1. The Company supplementally advises the Staff that the €50,000 performance bonus is a discretionary bonus based upon the Company’s assessment of the success of the work performed under the collaboration. The Company has not yet made this assessment, as the agreement has been extended until January 31, 2013.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

TES Pharma SRL (TES), page F-13

38.	Please describe your obligations under this agreement, including the fee structure.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-14 of the prospectus contained in Amendment No. 1.

National Institute of Diabetes and Digestive and Kidney Disease Institute (NIDDK), page F-13

39.	Please tell us whether you have any obligation beyond the milestone payments disclosed here for this contract.

Response: The Company respectfully submits to the Staff that it does not have any further payment obligations beyond the milestone payments disclosed in the prospectus contained in Amendment No. 1. The Company further advises the Staff that it currently anticipates that all milestones will be satisfied and, hence, it will be required to make all of the milestone payments disclosed in the prospectus contained in Amendment No. 1.

WIL Research Laboratories, LLC (WIL), page F-14

40.	Please revise your disclosure to disclose the following information:

•	Duration of the agreement;

•	Separate quantification of $4.0 million between periodic installments and milestones;

•	Description of events that would trigger the milestone obligations; and

•	The amount of additional costs incurred to date, if any.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-14 and F-15 of the prospectus contained in Amendment No. 1.

In respect of the milestone payments due to WIL Research Laboratories, LLC (“WIL”), the Company anticipates paying the full amount of milestone payments to WIL and has revised its disclosure to clarify this position. The Company has also revised its disclosure to state that the quarterly installments are approximately $300,000 and the milestone payments relate to the delivery of the final reports and total approximately $400,000.

The Company also supplementally advises the Staff that, as of June 30, 2012, no additional amounts have been incurred under this agreement.

7. Warrants to Purchase Common Stock, page F-15

41.	Please describe how the warrant exercise price will be adjusted if additional shares of common stock were issued at a price less than the warrants’ exercise price.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-16 and F-17 of the prospectus contained in Amendment No. 1.

42.	Please explain to us why you used the Black-Scholes option-pricing model, instead of a binomial or lattice pricing model or a simulation model, to value your warrants with down-round protection provisions. It appears that the Black-Scholes model does not take into account the potential changes to the exercise price while binomial, lattice or simulation models are better suited to handle such potential changes.

Response: The Company utilized a Black-Scholes option-pricing model because, although it does not take into account potential changes to the exercise price, it provides a reasonable estimate of the fair value of the warrants. The Company has determined that large potential future equity issuances at share prices significantly below the current estimated market value of the common stock, a scenario the Company considers remote, would not impact the warrant purchase price enough to cause a material change in the current fair value of the warrants. The Company believes that the additional cost and effort which would be incurred on a quarterly basis to perform a binomial, lattice or simulation model on every individual warrant instrument would not result in a material adjustment to the fair value of its warrants. The Company will perform a sensitivity analysis on a prospective basis to determine if future equity issuances that would result in reductions of the warrant purchase price have a material effect on the financial statements.

Registration Rights page F-16

43.	Please revise your disclosure, here or in Note 2C, to clarify why the registration rights associated with the warrants issued in 2003 and 2004 trigger liability accounting reclassification upon the completion of your offering. In this regard, it appears from your warrant agreements submitted as exhibits that your obligation to maintain the effectiveness of the registration of the underlying common stock and to maintain a listing on a national securities exchange or quotation system are outside your control thereby requiring liability classification because you may be forced to settle the warrants in cash if you are unable to maintain effectiveness and/or listing.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-17.

*            *            *            *            *

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

August 8, 2012

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to contact me at 617-348-1798 or sasamuels@mintz.com or Bryan Yoon of this firm at 212-692-6847 or byoon@mintz.com with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Scott A. Samuels
Scott A. Samuels

cc:	Securities and Exchange Commission
Jeffrey Riedler, Assistant Director
Rose Zukin
Bryan Pitko
Kei Nakada
Mark Brunhofer

Intercept Pharmaceuticals, Inc.
Mark Pruzanski, M.D., President and Chief Executive Officer
Barbara Duncan, Chief Financial Officer, Treasurer and Secretary

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William T. Whelan
Bryan Yoon

Goodwin Procter LLP
Christopher J. Austin

KPMG LLP
Brian K. Roberson
Thomas R. Klockner